June 30, 2011

Exhibit 7.02

Themes Investment Management Limited
And Co-Investor(s)

June 30, 2011

Mr. Qinan Ji
19th Floor, Building B, Van Metropolis,
No. 35 Tang Yan Road, Hi-Tech Zone
Xi’an, Shaanxi Province, China 710065

Dear Mr. Ji.:

Themes Investment Management Limited, and Co-Investor(s) and their respective affiliates (collectively, the “Investors” or “we”) propose to work exclusively with you to formulate a proposal to acquire all of the outstanding shares of common stock of China Natural Gas, Inc. (the “Company”) that you and your affiliate do not currently own through a going private transaction (the “Potential Transaction”).

In consideration of the effort and monies that we have expended to date and will expend continuing to work on the Potential Transaction, we request that you agree as follows:

1.
Exclusivity:  During the Exclusivity Period (as defined below), you shall, and shall cause your affiliates and your and their respective officers, directors, employees, representatives, agents, financial advisors, attorneys, consultants (such affiliates and others, including, without limitation, advisors to such affiliates, collectively, your “Representatives”) to:

(a)
work exclusively with the Investors in connection with the Potential Transaction or any other transaction involving any securities or assets of the Company or any subsidiary of the Company, including, without limitation, (i) evaluating the Company, (ii) formulating the terms of a non-binding proposal for the Potential Transaction and submitting such proposal to the Company and (iii) entering into definitive transaction agreements in connection with the Potential Transaction;

(b)
not, without the written consent of the Investors, directly or indirectly, accept, enter into, engage in, authorize, solicit, encourage, initiate or participate in any negotiations, discussions, agreements or understandings (whether or not in writing) with any person other than the Investors relating to any proposed, potential or contemplated transaction involving any securities or assets of the Company or any subsidiary of the Company or communicate any intention to do any of foregoing matters, nor provide any information to any third party other than the Investors with respect to any securities or assets of the Company or of any subsidiary of the Company;

(c)
cease and terminate immediately all solicitations, discussions, negotiations, activities, conversations and other communications with any person other than the Investors conducted on or prior to the date hereof with respect to any proposed, potential or contemplated transactions that may compete with or in any way would adversely affect, prevent or reduce the likelihood of the consummation of the Potential Transaction with the Investors; and

(d)
immediately notify the Investors if you or any of your Representatives receives any approach or communications with respect to any proposed, potential or contemplated transaction involving any securities or assets of the Company or any subsidiary of the Company and immediately disclose to the Investors the identity of any persons involved and the nature and content of the approach or communication.

“Exclusivity Period” means the period commencing on the date hereof and continuing until August 31, 2011, and thereafter renewing automatically for consecutive one-month periods unless either you or the Investors notify the other party in writing not to renew.

For the avoidance of doubt, nothing in this section shall in any manner affect the ability of the Company (other than you) to accept, enter into, engage in, authorize, solicit, encourage, initiate or participate in any negotiations, discussions, agreements or understandings (whether or not in writing) with any person relating to any proposed, potential or contemplated transaction involving any securities or assets of the Company or any subsidiary of the Company or communicate any intention to do any of foregoing matters, or to provide any information to any third party with respect to any securities or assets of the Company or of any subsidiary of the Company during the Exclusivity Period.

2.
Confidentiality:  You shall not, and you shall cause your Representatives not to, issue any announcement regarding the subject matter of this letter agreement or the Potential Transaction without the prior written consent of the Investors, which consent shall not be unreasonably withheld or delayed.  Any announcement to be made by you or your Representatives in connection with this letter agreement or the Potential Transaction shall be jointly coordinated and agreed by the Investors.

3.
Miscellaneous:  This letter agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be the same agreement.  This letter agreement shall be governed by the laws of the State of New York.  Any dispute arising out of or in connection with this letter agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration in Hong Kong in accordance with the Arbitration Rules of the Singapore International Arbitration Centre in force at the date of commencement of the arbitration, which rules are deemed to be incorporated by reference in this letter agreement.  There shall be one arbitrator, whose appointment shall be in accordance with the Arbitration Rules of the Singapore International Arbitration Centre.  The arbitration shall be conducted in English.  The award of the arbitral tribunal shall be final and binding upon the disputing parties, and any party hereto may apply to a court of competent jurisdiction for enforcement of such award.  The award of the arbitral tribunal shall be provisionally enforceable pending the final resolution of any action to challenge or set aside the award.  You acknowledge that irreparable damage would occur to the Investors in the event any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, the Investors shall be entitled to seek an injunction to prevent breaches of the provisions of this letter agreement and to enforce specifically the terms and provisions hereof, in addition to any remedy to which the Investors may be entitled at law or in equity.

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Please indicate your acceptance of the terms of this letter agreement by signing in the space provided below.

Sincerely,

ACKNOWLEDGED AND AGREED
as of this 30 day of June, 2011 by:

Mr. Qinan Ji

By:

Themes Investment Management Limited

By:
Name: Yu Fan (Frank)
Title: CEO